UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

9 Check box if
no longer subject
to Section 16.
Form 4 or Form
5 obligations may
continue. See
Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name **and** Ticker or Trading Symbol **SUNBURST ACQUISITIONS IV, INC. (SBAQ)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _ Director **X** 10% Owner __ Officer (give title below) __Other (specify below)
(Last)(First)(Middle) **Malette, Charles**	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year **11/2002**	7. Individual or Joint/Group Reporting (check applicable line) **X** Form Filed by One Reporting Person
(Street) **103-20120 64ᵗʰ Ave. Langley, B.C. Canada V2Y 1M8**		5. If Amendment, Date of Original (Month/Year)	___ Form Filed by More than One Reporting Person

(City)(State)(Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned								
1. Title of Security (Inst. 3)	2. Trans action Date (Month/Day/ Year)	3. Transaction Code (Inst. 8)		4. Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4)		6. Owner-ship Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price				
Common Stock	12/04/2000	P		15,000,000	A	$.001	Common Stock	13,500,000	D	
Common Stock	12/04/2000	P		1,500,000	A	$0.01	Common Stock	13,500,000	D	
Common Stock	11/25/02	S		3,000,000	D	$.001	Common Stock	13,500,000	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts calls warrants options, convertible securities)

1. Title of Derivative Security (Inst. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	4. Trans-action Code (Inst. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Inst. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Inst. 4)	10. Ownership of Derivative Securities Beneficially Owned at End of Month (Inst. 4)	11. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

/S/ CHARLES MALETTE   **11/ 25/2002**
    Charles Malette   Date